

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

Via E-mail
D. Hunt Ramsbottom, Jr.
Chief Executive Officer
Rentech Nitrogen GP, LLC
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> **Re: Rentech Nitrogen Partners, L.P.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed September 8, 2011**
> **File No. 333-176065**

Dear Mr. Ramsbottom:

We have received your response to our prior comment letter to you dated September 1, 2011 and have the following additional comments.

General

1. We note your response to our prior comment four. We note references on pages four and 112 to "strong and growing demand for nitrogen fertilizer." Please revise to balance these statements to state that there is no guarantee that the demand for nitrogen fertilizer will increase.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

2. Please refer to the last sentence in the first paragraph of this section. Please clarify what you mean by "If nitrogen fundamentals improve, we expect our entire nitrogen fertilizer product line to benefit relative to our diversified competitors." Please also substantiate that you will see a benefit relative to your competitors.

History of High Average Net Sales Prices, page 5

3. We note your response to our prior comments 11 and 13. Here and on page 113 please revise to disclose what percentage of the market in which you operate is represented by you and the competitors listed here, including all privately held competitors in the marketplace. If you do not have this information please revise to clearly state this fact for investors.

4. In this regard, we note your responses to our prior comments 11 and 13. When discussing your competitive position, it should be discussed relative to all of your competitors and not just publicly traded competitors, as your tables on pages 3 and 6 appear to do. We note your disclosure on page 26 that you have a number of competitors in the United States and other countries, including state-owned and government-subsidized entities. Please revise the summary and business section accordingly. Refer generally to Item 101(c)(1)(x) of Regulation S-K. If you continue to provide data only on publicly traded competitors, it should be balanced appropriately, for instance, to clarify what portion of the market the data or discussion represents or delete the disclosure that only compares you to your publicly traded competitors.

5. We note your response to our prior comment 12. So that investors can better understand the table please revise here and on page 113 to state whether the information shown in the table is net of both transportation costs charged to customers and transportation costs that the competitor incurred as cost of sales.

6. We note your response to our prior comment 13. Please revise the last sentence of the carryover paragraph from page one to two and the last sentence of the third paragraph on page 110 to explain the extent to which this statement is true for all of your nitrogen fertilizer competitors, including those that are privately held.

Our Business Strategies, page 7

Pursue Organic Growth Strategies, page 7

7. We note your response to our prior comment 17. Please revise your discussion "Selectively Pursue Acquisitions" to clarify whether you have any current acquisition plans.

Continue Proactive Approach to Environmental Issues, page 9

8. We note your response to our prior comment 19. Please revise to balance the disclosure here to include the disclosure on page 126 that you are in the process of installing an SCR converter on one of your nitric acid plants "as part of a negotiated agreement with EPA to resolve alleged violations of the Clear Air Act relating to this plant."

Use of Proceeds, page 55

9. We note your response to our prior comment 28. Please revise the discussion of the "additional distribution to RDC" to more fully explain the maintenance and growth capital expenditures. Additionally with a view to revised disclosure please tell us what you mean by "was deemed to have made."

2011 Incentive and Award Plan, page 144

10. If this is adopted prior to effectiveness, please file it as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: David A. Zaheer
        Latham & Watkins LLP